June 20, 2016

VIA EDGAR

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arthur J. Gallagher & Co.
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 10, 2016
File No. 001-09761

Dear Mr. Rosenberg:

On behalf of Arthur J. Gallagher & Co. (the “Company,” “we,” or “our”), this letter responds to the comments of the staff of the Securities and Exchange Commission (the “Commission”), discussed telephonically on June 16, 2016 (the “Call”), regarding the above-referenced report on Form 10-K for the fiscal year ended December 31, 2015 (the “Annual Report”), filed with the Commission on February 10, 2016. The comments discussed on the Call are set forth below in bold type, followed by the Company’s response in ordinary type.

1.	Please include in future filings the following statement (from your response letter dated May 24, 2016): “Only the activity of the supporting ‘core’ entity of the rent-a-captive facility is recorded in our consolidated financial statements, including cash and stockholder’s equity of the legal entity and any expenses incurred to operate the rent-a-captive facility.”

We will include disclosure to this effect in future filings, to the extent applicable at the time of such filings.

2.	To the extent that the impact of these operations becomes material, please confirm that you will quantify such amounts in future filings.

We confirm that we will quantify amounts for the measures referred to in Comment 1 to the extent they become material to our consolidated financial statements.

*            *             *

The Company hereby acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to address any further Staff comments or questions related to the above matters. If the Staff wishes to discuss this letter at any time, please do not hesitate to contact Seth Diehl, Assistant Secretary and Senior Counsel – Corporate & Securities, at (630) 285-4494 or me at (630) 285-3448.

Very truly yours,

/s/ Walter D. Bay
Walter D. Bay
Vice President, General Counsel and Secretary

cc:	Christine Allen Torney, Senior Staff Accountant, Division of Corporation Finance of the Commission
Tabatha McCullom, Senior Staff Accountant, Division of Corporation Finance of the Commission
Andrew L. Fabens, Gibson, Dunn & Crutcher LLP

2